Exhibit 20.1



June 1, 2007


Dear Shareholders:

The management team at BellaVista Capital appreciates all the shareholders who took the time to attend the annual shareholders meeting in February. We enjoyed meeting you in person and discussing with you the year-end progress of the company. With the second quarter of the fiscal year now behind us and having filed our financial results through March 31, 2007, we would like to highlight our recent activities and once again share with you the status of the Company. You can also obtain a copy of our Form 10-QSB at the SEC website www.sec.gov or by calling our office.

Financial Results

On May 21, 2007 we filed our financial results on Form 10-QSB and estimated Net Realizable Value at $4.66 per share as of March 31, 2007, an increase of $0.28 per share from our September 30, 2006 estimated NRV. We remind you that this estimated value does not represent a market price for the shares or any independent valuation of the assets, but is the Company's best estimate of the current Net Realizable Value of our assets.

Investment Portfolio

As of March 31, 2007 we had 35 active projects in our investment portfolio, including 17 originated and serviced by Cupertino Capital. Our investments with Cupertino Capital, totaling $7.9 million, are lower-risk/lower-return investments that provide diversification through smaller loan size and a consistent and reliable source of cash flow with monthly interest collection.

Three of our investments, totaling $10.2 million, seek to obtain development approvals. Once obtained, the developer plans to repay our investment with proceeds from sale of the project or new financing. Currently, two of those entitlement projects have successfully achieved development approvals and we anticipate repayment of those loans in the very near future.

The remaining 15 investments, totaling $51.9 million, finance residential construction projects. Four of those projects are currently selling homes and we expect another four projects to begin sales within the next three months. As homes are sold, we expect to begin to receive repayment of our investments generating cash to reinvest and grow the portfolio. We also expect to report income from our equity participations, which may further enhance our NRV.

The real estate market has received a lot of attention in the news lately, especially related to the sub-prime mortgage market. We have seen a lot of variability in the real estate market depending on the local dynamics and supply constraints. For example, prices in the San Francisco market, where supply is limited, have maintained strength, while prices in Central Valley communities like Sacramento, where supply has increased significantly over the last 3 years, are suffering. As the projects in which we have invested approach their selling period, special emphasis is paid to understanding current market conditions.



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We have been proactive and vigilant in managing our investments and review the status of each of our investments with our Board of Directors on a monthly basis. We currently have three investments on our "Watch List" that receive special attention due to deviations from plan. Two of these investments are located in the Central Valley. We will continue to closely monitor these Watch List projects to minimize any further deviations and will communicate any issues as appropriate.

Below is our report on the performance of our diversification strategy compared to the targets in our business plan:

                                                       Target         Invested
                                                  ------------     ------------
Investment Type
   First Trust Deed                                       50%              53%
   Subordinated Debt                                      25%              24%
   Equity Joint Ventures                                  25%              23%
Geography
   SF Bay Area                                            40%              47%
   Southern California                                    25%              18%
   Central Valley                                         25%              24%
   Other                                                  10%              11%
Price Point
   Under $500,000                                         50%              55%
   Between $500,000 and $750,000                          30%              19%
   Between $750,000 and $1 Million                        20%              26%

Real Estate Owned

During April we closed the final sale at our Villa Cortona project thus completing this development. At the time we foreclosed on the property in August 2003, we estimated its value, net of selling costs, at $7.0 million, which was supported by offers to purchase the property we later received. As a result of our decision to develop the project rather than sell, we generated revenues of $10.5 million over the costs we incurred in development, thereby recovering $3.5 million in value for our shareholders. We are very pleased with these results and continue to work hard managing the investments made under our new investment strategy to earn additional value for our shareholders. Our last and final Real Estate Owned asset is a 6,400 square foot home in Tiburon, California, an area where the real estate market has been strong. We expect to complete construction on the home in June and will begin marketing immediately thereafter.

Litigation

During February 2007 we completed the arbitration process in the matter of Steven Mayer v. BellaVista Capital. Mr. Mayer was seeking damages of $2.1 million with claims of fraud and negligence. After two years in litigation, the arbitrator communicated his finding on April 25, 2007 that there was absolutely no merit in Mr. Mayer's claims. While defending the Company in this matter has demanded a great deal of management's time and efforts, we always felt strongly about our position. We are pleased with the arbitrator's findings and are now seeking to recover our defense costs, as we are entitled to under our subscription agreement.



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Finally, we are very pleased with our company's overall direction. The management team and the Board of Directors continue to work very hard and are making good progress toward achieving the goals set out in our three-year business plan. Rest assured that we are all dedicated to increasing your share value in BellaVista Capital.

Sincerely,


Michael Rider                              Eric Hanke
President                                  Chief Investment Officer